EXHIBIT 4.4

Execution Copy

SECOND SUPPLEMENTAL INDENTURE

     SECOND SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”), dated as of April 26, 2004, among Emmis Operating Company, an Indiana corporation (the “Company”), and The Bank of New York, a New York banking corporation, as trustee (the “Trustee”).

     WHEREAS, the Company, the guarantors named therein and the Trustee are parties to that certain Indenture, dated as of February 12, 1999 (as supplemented on June 22, 2001, the “Indenture”), pursuant to which the Company’s 8-1/8% Senior Subordinated Notes due 2009 (the “Notes”) were issued. Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Indenture;

     WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee may make certain amendments to the Indenture with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding;

     WHEREAS, the Company distributed an Offer to Purchase and Consent Solicitation Statement dated as of April 14, 2004 (the “Offer to Purchase”) in order to, among other things, make an offer to purchase (the “Offer”) all outstanding Notes upon terms and conditions described in the Offer to Purchase and to solicit consents (the “Consents”) from the Holders to amendments to the Indenture (the “Amendments”);

     WHEREAS, Holders of at least a majority in aggregate principal amount of the Notes outstanding have given and, as of the date hereof, have not withdrawn their consent to the Amendments; and

     WHEREAS, the execution of this Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Indenture, the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel with respect to such authorization, and all things necessary to make this Supplemental Indenture a valid agreement of the Company and the Trustee in accordance with its terms have been done.

     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree as follows:

     1. Effect. This Supplemental Indenture shall become effective upon its execution and delivery by the parties hereto. Notwithstanding the foregoing, the amendments set forth in Section 2 below will only become operative when validly tendered Notes are accepted for purchase pursuant to the Offer. If, after the date hereof, either the Offer is terminated or withdrawn or all payments in respect of the Notes accepted for payment pursuant to the Offer are not made on the applicable Settlement Date (as defined in the Offer to Purchase), the amendments set forth in Section 2 shall have no effect and the Indenture shall be deemed to be amended so that it reads the same as it did immediately prior to the date hereof.

     2. Amendments.

     The Indenture is hereby amended as follows:

          (a) Section 1.01 is hereby amended as follows:

               (i) The definitions of “Acquired Debt,” “Attributable Debt,” “Cash Equivalents,” “Change of Control,” “Consolidated EBITDA,” “Consolidated Net Income,” “Consolidated Net Worth,” “Continuing Directors”, “Disqualified Stock,” “Domestic Restricted Subsidiary,” “Existing Indebtedness,” “Fixed Changes,” “Investments,” “Leverage Ratio,” “Marketable Securities,” “Net Income,” “Offering,” “Permitted Business,” “Permitted Investments,” “Permitted Joint Ventures,” “Permitted Liens,” “Permitted Refinancing Indebtedness,” “Principal,” “Productive Assets,” “Reference Period,” “Related Party,” “Restricted Investment,” “S&P,” “Stated Maturity,” “Weighed Average Life to Maturity,” and “Wholly Owned Restricted Subsidiary” are hereby deleted in their entirety.

               (ii) the definition of “Additional Notes” is hereby amended by deleting the words “Sections 2.02 and 4.09” and by replacing such text with the words “Section 2.02”.

               (iii) the definition of “Asset Sale” is hereby amended to read as follows:

“(1)	the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Emmis and its Restricted Subsidiaries taken as a whole will be governed by Section 5.01 of this Indenture; and

(2)	the issuance of Equity Interests by any of Emmis’ Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1)	any single transaction or series of related transactions that: (a) involves assets having a fair market value of less than $1.0 million; or (b) results in net proceeds to Emmis and its Restricted Subsidiaries of less than $1.0 million;

(2)	a transfer of assets between or among Emmis and any of its Guarantors;

(3)	an issuance of Equity Interests by a Guarantor to Emmis or to a Guarantor; and

(4)	a transfer by Emmis of assets in a transaction that qualifies as a charitable contribution or donation and which does not exceed $2.0 million in the aggregate.”

               (iv) The last paragraph of the definition of “Unrestricted Subsidiary” is hereby amended to read as follows:

“Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if no Default or Event of Default would be in existence following such designation.”

          (b) Section 1.02 is hereby amended by deleting the following terms in their entirety: “Affiliate Transaction,” “Change of Control Offer,” “Change of Control Payment,” “Change of Control Payment Date,” “Excess Proceeds,” “incur,” “Permitted Debt” and “Restricted Payment”.

          (c) Section 4.03 is hereby amended to read as follows:

“The Company shall at any time comply with TIA § 314(a).”

          (d) The text of Sections 4.04, 4.05, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.17, 4.18, 4.19 and 4.20 of the Indenture is hereby deleted in its entirety and these Sections shall be of no further force and effect and the words “[INTENTIONALLY DELETED]” shall be inserted, in each case, in place of the deleted text.

          (e) Section 4.21 is hereby amended to read as follows:

“The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.”

          (f) Section 5.01 is hereby amended to read as follows:

“The Company shall not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(1)	either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; and

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and this Indenture pursuant to agreements reasonably satisfactory to the Trustee.

This “Merger, Consolidation, or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Subsidiaries.”

          (g) Section 6.01 is hereby amended by deleting the text of clauses (c), (d), (e) and (f) and by replacing such text with the words “[INTENTIONALLY DELETED]”.

          (h) Section 8.04 is hereby amended by deleting the text of clause (c) and by replacing such text with the words “[INTENTIONALLY DELETED]”.

          (i) Section 11.05 is hereby amended by deleting the text of clauses (3) and (4) by replacing such text with the words “[INTENTIONALLY DELETED].”

     3. Notice of Supplemental Indenture. The Company shall mail notice of this Supplemental Indenture to the Holders as required by Section 9.02 of the Indenture.

     4. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

     5. Counterparts. This Supplemental Indenture may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same document.

     6. Effect on Indenture. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. Except as expressly set forth herein, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect, including with respect to this Supplemental Indenture.

     7. Conflict with Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that may not be so limited, qualified or conflicted with, such provision of such Act shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of such Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

     8. Separability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     9. Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

     10. Benefits of Supplemental Indenture, etc. Nothing in this Supplemental Indenture, the Indenture or the Notes, express or implied, shall give to any person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Notes.

     11. Successors and Assigns. All agreements of the Company in this Supplemental Indenture and the Notes shall bind its successors.

     12. Trustee. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture. The recitals and statements herein are deemed to be those of the Company and not of the Trustee.

[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties have executed this Supplemental Indenture as of the date first written above.

EMMIS OPERATING COMPANY
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Vice President and Associate General Counsel

THE BANK OF NEW YORK, as Trustee
By:	/s/ Steven D. Torgeson
	Name:	Steven D. Torgeson
	Title:	Vice President

Acknowledged and Agreed by:

Emmis FM Broadcasting Corporation of Indianapolis
Emmis FM Broadcasting Corporation of St. Louis
KPWR, Inc.
Emmis Broadcasting Corporation of New York
Emmis FM Broadcasting Corporation of Chicago
Emmis FM License Corporation of Indianapolis
Emmis FM License Corporation of St. Louis
KPWR License, Inc.
Emmis License Corporation of New York
Emmis FM License Corporation of Chicago
Emmis Meadowlands Corporation
Emmis Publishing Corporation
Emmis AM Radio Corporation of Indianapolis
Emmis FM Radio Corporation of Indianapolis
Emmis AM Radio License Corporation of Indianapolis
Emmis FM Radio License Corporation of Indianapolis
Emmis Radio License Corporation of New York
Emmis 104.1 FM Radio Corporation of St. Louis
Emmis 104.1 FM Radio License Corporation of St. Louis
Emmis 106.5 FM Broadcasting Corporation of St. Louis
Emmis 106.5 FM License Corporation of St. Louis
Emmis 1310 AM Radio Corporation of Indianapolis
Emmis 1310 AM Radio License Corporation of Indianapolis
Emmis 105.7 FM Radio Corporation of Indianapolis
Mediatex Communications Corporation

Mediatex Development Corporation
Texas Monthly, Inc.
Emmis License Corporation
Emmis International Broadcasting Corporation
Emmis DAR, Inc.
Emmis Publishing, L.P.
Emmis International Corporation
Emmis 1380 AM Radio Corporation of St. Louis
Emmis Television License Corporation of Honolulu
Emmis Television License Corporation of Mobile
Emmis Television License Corporation of Cape Coral
Emmis Television License Corporation of Green Bay
Emmis FM Holding Corporation of New York
Emmis 101.9 FM Radio Corporation of New York
Emmis Radio Corporation of New York
Emmis 1480 AM Radio License Corporation of Terre Haute
Emmis Television License Corporation of Terre Haute
Emmis 99.9 FM Radio License Corporation of Terre Haute
Emmis 105.7 FM Radio License Corporation of Indianapolis
Emmis Television License Corporation of New Orleans
Emmis 105.5 FM Radio License Corporation of Terre Haute
Emmis Indiana Broadcasting, L.P.
Emmis Television Broadcasting, L.P.

By:	/s/ J. Scott Enright

Name:	J. Scott Enright
Title:	Vice President and
Associate General Counsel